

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

March 13, 2013

Via Overnight Delivery

Mr. Anthony J. Galici
Secretary, Chief Financial Officer, & VP
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: Notice of Intent to Nominate Directors at the Company's 2013 Annual Meeting of Stockholders

Dear Mr. Galici:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Griffin Land & Nurseries, Inc. ("the Company") that it intends to nominate Edward T. Tokar and Walter M. Schenker as nominees for election as directors to the Board of Directors of Griffin Land & Nurseries, Inc. at the Company's 2013 Annual Meeting of Stockholders.

GAMCO hereby provides the following information concerning Mr. Edward T. Tokar

1. The nominee's name, age, principal occupation and employer.

    Edward T. Tokar, 65. Senior Managing Director - Investments, Beacon Trust Company.

2. The nominee's business address and residential address and phone number.

    Business: 163 Madison Ave., Suite 600, Morristown, New Jersey, 07960.

    Residential: 8 Sweetbriar Road, Summit, New Jersey, 07901.

    Phone Number: (973) 410-3124

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Since 2004 Mr. Tokar has served as a Senior Managing Director – Investments of the Beacon Trust Company, a trust services company. Mr. Tokar previously served as Vice President-Investments and Corporate Officer, Honeywell International, Inc. and predecessor companies, including Chief Executive Officer, Allied Capital Management, LLC (a wholly owned subsidiary of Honeywell International Inc.), 1977-2004. Mr. Tokar



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

was responsible for Honeywell's investment management program for employee benefit fund assets totaling $18 billion worldwide. Mr. Tokar also serves as Trustee, the Gabelli Dividend and Income Trust, 2003-present; Trustee, The GDL Fund, 2006-present; Director, CH Energy Group, Inc., a energy services company, 2009-Present; Mr. Tokar has served as Director, Teton Advisors, Inc., 2008-2010; Director, DB Hedge Strategies Fund LLC, 2002-2007; Director, Topiary Fund for Benefit Plan Investors LLC, 2004-2007. Mr. Tokar graduated from the University of Maryland, with a Bachelor of Science degree with High Honors, and received a Masters in Business Administration from the College of William & Mary. He is also a Certified Public Accountant.

GAMCO believes that Mr. Tokar's qualifications to serve on the Board of Directors include his 35 plus years of investment experience in managing and directing investments in public and private securities involving stocks, bonds, high yield securities private placements, international investments, and various partnership participations. GAMCO strongly supports the nomination of Mr. Tokar for election to the Board of Directors of the Company at its 2013 Annual Meeting of Stockholders.

A copy of Mr. Tokar's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.

> *We are advised that no business relationship exists between Mr. Tokar and the Company, directly or indirectly, and that Mr. Tokar would qualify as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Tokar does not hold any shares of stock of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Tokar's written consent letter is enclosed (Exhibit B).*

2



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO hereby provides the following information concerning Mr. Walter M. Schenker

1. The nominee's full name, age, principal occupation and employer.

    Walter M. Schenker, 65. Sole Principal, MAZ Capital Advisors, LLC.

2. The nominee's business address and residential address and phone number.

    Business address: 1130 Route 46, Suite 22, Parsippany, NJ, 07054.

    Residential address: 105 Windsor Drive, Pine Brook, NJ, 07058.

    Phone Number: (973) 829-1335

3. A biographical profile of the nominees, including educational background and business and professional experience.

    Mr. Schenker has worked in the investment business for over 40 years. He worked for a number of leading brokerage/investment banks as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, he founded MAZ Capital Advisors where he is self-employed. Since the mid-1970's Mr. Schenker has followed the automotive parts industry, and in the 1970's and 1980's published significant research on the industry and was quoted in major publications. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

    GAMCO believes Mr. Schenker's qualifications to serve on the Board of Directors include his experience with many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions and investor relations. GAMCO strongly supports the nomination of Mr. Schenker for election to the Board of Directors of the Company at its 2013 Annual Meeting of Stockholders.

    A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit C).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

We are advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

   At present, Mr. Schenker does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

   In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs"(Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.

   Mr. Schenker's written consent letter is enclosed (Exhibit D).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

4



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of March 12, 2013, GAMCO was the beneficial owner of 1,022,453 shares of the Company's common stock, representing 19.89% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated December 10, 2012, is enclosed (Exhibit E).

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules.

There are no arrangements or understanding between GAMCO and Mr. Tokar and Mr. Schenker or others pursuant to which Mr. Tokar and Mr. Schenker are being recommended by GAMCO.

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 8.52% of the common stock of CH Energy Group, Inc. for which Mr. Tokar serves as a director.

Mr. Tokar serves as a Trustee of The Gabelli Dividend and Income Trust and The GDL Fund. Gabelli Funds, LLC is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Dividend and Income Trust and The GDL Fund. Gabelli Funds, LLC, is a limited liability company, and is a wholly owned subsidiary of GAMCO Investors, Inc., a publicly traded company. Mr. Mario J. Gabelli serves as the Chairman and Chief Executive Officer and is the controlling shareholder of GAMCO Investors, Inc. Mr. Mario J. Gabelli also serves as the Chief Investment Officer – Value Portfolios of Gabelli Funds, LLC. Gabelli Funds, LLC beneficially owns 553,100 shares of common stock of the Company. Mr. Tokar does not have investment and/or voting authority over the referenced shares. The Gabelli Dividend and Income Trust and The GDL Fund, for which Mr. Tokar serves as a Trustee, do not own any shares of the Company.

GAMCO and its affiliates are beneficial owners of 2.68% of the common shares and 0.22% of the series B auction market preferred shares of The Gabelli Dividend and Income Trust for which Mr. Tokar serves as a Trustee. GAMCO and its affiliates are beneficial owners of 6.86% of the common shares and 22.58% of the series B cumulative puttable and callable preferred shares of The GDL Fund for which Mr. Tokar serves as a Trustee.

5



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

GAMCO may determine to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Griffin Land & Nurseries, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Tokar and Mr. Schenker to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman

Enclosures

6

EXHIBIT A

EDWARD T. TOKAR

PERSONAL BIOGRAPHY

RESIDENCE:	8 Sweetbriar Road, Summit, New Jersey 07901
EDUCATION:	University of Maryland, 1969, B.S. (with High Honors) College of William & Mary, 1971, M.B.A. Certified Public Accountant Designation in 1973
BUSINESS EXPERIENCE:	Senior Managing Director (May, 2004 to present) Beacon Trust Company Following retirement from Honeywell, affiliated with Beacon Trust in order to establish a high net worth investment management business. Created equity income/capital appreciation portfolio strategies for personal and selected client accounts. Honeywell provided substantial initial capital to fund investments as the flagship account.

Formerly, Chief Executive Officer
Allied Capital Management LLC
(a wholly owned subsidiary of Honeywell International Inc.)
(and)
Vice President – Investments and Corporate Officer
Honeywell International Inc.

Joined Honeywell (formerly AlliedSignal) in 1977, at which time total investments were approximately $250million. Following numerous acquisitions and long-term investment performance, the overall investment management program for employee benefit fund assets worldwide totaled $18billion at the time of my retirement. Over this 27 year period, the results and operations were recognized nationally for their superior achievements. The compound return was 12% per annum for 27 years under my leadership.

These activities included investments in various fixed income securities (investment grade and high yield), U.S. and international equities, real estate, private placements, venture capital, partnership funds and a variety of other sophisticated investment vehicles

Experience in developing investment strategy, structuring large and diversified investment programs, managing portfolios and leading outstanding teams spans over 38 years. Likewise, have served as a director or adviser to a variety of public and private companies and investment organizations throughout this period.

PRIOR EXPERIENCE:	Started career at Touche Ross & Co. in their CPA and consulting activities. Later, was head of the Finance Division at the National Rural Electric Cooperative Association. Both in Washington, D.C.

PUBLIC BOARDS:	Director, CH Energy Group (NYSE-Audit, Comp. and Strategy/Finance) Director, The Gabelli Dividend & Income Trust Director, The Gabelli Global Deal Fund Board of Directors: Morgan Products, Ltd. (NYSE-Audit and Comp., sold to the Andersen Co.) and Noel Group Inc. (NYSE-Audit, distributed and liquidated) Former Director, Teton Advisors, Inc.
PRIVATE COMPANY, FORMER INVESTMENT FUND AND CURRENT EDUCATIONAL BOARDS:	The Sentinel Group (Audit and Comp., sold to Service Corp. Int'l) Director, DB Hedge Strategies Fund, LLC and The Topiary Benefit Plan Investor Fund Director, Investcorp Hedge Fund of Funds I and II Trustee, Levco Series Trust Trustee Emeritus, The College of William & Mary Foundation Trustee, The William and Mary School of Business Foundation Board
PRIOR ADVISORY BOARDS:	Advisor to the Executive Committee, Urdang Capital Management, Inc. Board of Advisors: Allen Value Partners, LLC, RFE Investment Partners, L.P. and Saugatuck Capital Company, L.P.
OTHER POSITIONS AND PROFESSIONAL ORGANIZATIONS:	National Association of Corporate Directors Founding Member of Pension Managers Advisory Committee to NYSE Board of Directors Financial Executives Institute – Founder, CIEBA Committee Trustee, Newark Boys Chorus School American Institute of CPA's Maryland and New Jersey Association of CPA's Investment Technology Association National Economics Club Selected as one of the Outstanding Young Men in America by U.S. Jaycees. Who's Who in America, Finance and Industry
PERSONAL MEMBERSHIPS:	Canoe Brook Country Club (Summit, New Jersey) New York Athletic Club (NYC) Prior: Beacon Hill Club (Summit, New Jersey) Roxiticus Golf Club (Mendham, New Jersey) Country Club of Maryland (Towson, Maryland) Homewaters Club (Spruce Creek, Pennsylvania)
CONTACT INFORMATION:	Office: Phone: (973) 410-3124 E-mail: etokar@beacontrust.com Home (Cell): Phone: (201) 274-6679 E-mail: ett12@verizon.net

EXHIBIT B

March 12, 2013

Mr. Anthony J. Galici
Secretary, Chief Financial Officer, & VP
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: Director Nomination

Dear Mr. Galici:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Griffin Land & Nurseries, Inc. ("Griffin"). I hereby consent to being named as a nominee in Griffin's proxy statement for its 2013 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Edward T. Tokar

EXHIBIT C

WALTER MILTON SCHENKER

PERSONAL BIOGRAPHY

ADDRESS AND CONTACT: 105 Windsor Drive
Pine Brook, NJ 07058

EDUCATION: Bachelor of Arts Degree
  Cornell University, College of Arts & Science, 1969
Master of Business Administration
  Columbia University Graduate School of Business, 1971
  Finance Major

CURRENT EMPLOYMENT: MAZ Capital Advisors LLC 2010-Present
  1130 Route 46, Suite 22, Parsippany, NJ, 07054
  Sole Principal

PRIOR EXPERIENCE: 1999-2010 - Titan Capital Management, LLC
  Primarily a hedge fund operating as TCMP3 Partners, LP
  One of three founders and Principals
  Only one down year and significantly outperformed S&P 500
  Partner retired in June 2010
1983-1999 - Worked at a series of buy side firms:
  Steinhardt Partners (hedge fund)
  Bear Stearns (derivatives desk)
  Gabelli & Company, Inc. (analyst/portfolio manager)
  Glickenhaus & Company (analyst/portfolio manager)
1971- 1983 - Worked as a sale side analyst for large brokerage firms:
  Lehman Brothers
  Drexel Burham Lambert
  Bear Stearns

PUBLIC BOARDS: None

REFERENCES: Yakov Kogan – CEO – Cleveland Biolabs Inc.
  73 High Street, Buffalo, NY, 14203

Mark Emalfarb – CEO – Dyadic International
  140 Intercoastal Pointe Drive, Suite 404, Jupiter, FL, 33477

REFERENCES: Ward Paxton – CEO – Intrusion, Inc.
                                    1101 Arapaho Road, Richardson, TX, 75081

                  Jeff Parker – CEO – Parkervision, Inc.
                                    8493 Baymeadows Way, Jacksonville, FL, 32256

                  Larry Sills – CEO – Standard Motor Products
                                    3718 Northern Blvd., Long Island City, NY 11101

                  Brad Larson - Former CEO - Meadow Valley Corp.
                                    Meza, AZ

EXHIBIT D

March 12, 2013

Mr. Anthony J. Galici
Secretary, Chief Financial Officer, & VP
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: Director Nomination

Dear Mr. Galici:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Griffin Land & Nurseries, Inc. ("Griffin"). I hereby consent to being named as a nominee in Griffin's proxy statement for its 2013 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Walter M. Schenker

EXHIBIT E

Most recent Schedule 13D amendment, filed on December 10, 2012 (complete filing available on EDGAR)